FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements (Unaudited) For The Three Months Ended March 31, 2005.

2.

Management Discussion & Analysis including Certifications of Interim Filings.

3.

News Release and Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: May 25, 2005	By: /s/ “Donald Willoughby”
Name

Its: Director, Chief Financial Officer
(Title)

GETTY COPPER INC.

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED

MARCH 31, 2005

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

GETTY COPPER INC.

BALANCE SHEET

(Unaudited)

(stated in Canadian dollars)

March 31, December 31
ASSETS	2005	2004
Current
Cash and short-term investments	$836,671	$1,529,401
Goods and services tax recoverable	27,572	25,933
Prepaid expenses	19,221	12,698

883,464		1,568,032

Mineral rights (note 3)	2,948,943	2,660,434

Property, building and equipment (note 4)	170,951	173,669

$4,003,358		$4,402,135

LIABILITIES

Current
Accounts payable	$358,675	$613,384
Current portion of mortgage payable	2,013	1,976

	360,688	615,360

Mortgage payable (note 5)	94,530	95,048

	455,218	710,408

SHAREHOLDERS’ EQUITY

Share capital (note 7)	16,510,327	16,587,659

Contributed surplus (note 7)	859,241	855,035

Deficit	(13,821,428)	(13,750,967)
Commitments and Contingencies (Note 8)
Subsequent Events (Note 10)	3,548,140	3,691,727

	$4,003,358	$4,402,135

Approved by the Directors

“Donald R. Willoughby”

.,  Director, CFO

“John M. Parks”

.,  Corporate Secretary

See accompanying notes to the financial statements.

GETTY COPPER INC.

STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited)

(stated in Canadian dollars)

Three Months Ending March 31,

	2005	2004
Revenue
Rent	$561	$561

Expenses
Amortization	783	1,096
Bank charges & interest	1,660	4,204
Filing fees	2,003	1,460
Insurance	419	419
Management fees	7,500	7,500
Marketing & promotion	1,418	2,924
Office & miscellaneous	5,070	3,335
Professional fees	110,754	18,552
Rent	1,500	9,281
Stock option compensation	4,206	29,532
Telephone	2,208	2,420
Transfer fees	888	3,263
Travel	7,577	429
Wages & benefits	7,331	6,536

Interest	(4,963)	(7,991)
Future income tax recovery (Note 2 (g))	(77,332)	─
	71,022	82,960

Net loss for the period	(70,461)	(82,399)

Deficit, beginning of period	(13,750,967)	(13,104,383)

Deficit, end of period	$(13,821,428)	$(13,186,782)

Loss per share	$(0.002)	$(0.003)
Weighted-average number of common shares outstanding	32,743,657.	27,593,657

See accompanying notes to the financial statements.

GETTY COPPER INC.

STATEMENT OF CASH FLOWS

(Unaudited)

(stated in Canadian dollars)

	Three Months Ended March 31,

	2005	2004
Cash flows used in operating activities
Net loss for the period	$(70,461)	$(82,399)
Add: Items not involving cash
Amortization – administration	783	1,096
Future income tax recovery	─	--
Stock option compensation expense	4,206	29,532

	(65,472)	(51,771)
Net change in non-cash working
capital balances
Decrease (increase) in goods and services
tax recoverable	(1,639)	2,072
Decrease (increase) in prepaid expenses	(6,523)	(2,206)
Increase in accounts payable	(254,672)	8,183

	(328,306)	(43,722)

Cash flows from financing activities
Mortgage principal repayments	(517)	(481)
Share issue costs	(77,332)	(2,000)

	(77,849)	(2,481)

Cash flows used in investing activities
Exploration costs	(286,575)	(11,223)

Increase (decrease) in cash during the period	(692,730)	(57,426)

Cash and short-term investments,
Beginning of the period	1,529,401	2,083,922

Cash and short-term investments,
End of the period	$836,671	$2,026,496

Supplemental disclosure:

	2005	2004
Cash used in operating activities includes:
Interest paid	$1,788	$1,822
Interest received	$4,963	$7,991

See accompanying notes to the financial statements.

1.

General information and continuing operations

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

As of December 31, 2004, approximately $930,000 has been incurred on qualifying expenditures in respect to the proceeds of a December 2003 flow-through share issuance of $2,015,000.  The Company anticipates  incurring qualifying expenditures in  2005 which will result in the balance of the flow through funds raised in 2003 being spent.

Effective March 7, 2003 the Company changed its name from Getty Copper Corp. to Getty Copper Inc.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

c)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

e)

Future income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

g)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

h)  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

i)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outsanding during each fiscal year.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

j)

Financial instruments

The Company's financial instruments consist of cash and short-term investments, accounts payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

3.

Mineral rights

The Getty mineral rights are contiguous and are located within the Highland Valley, British Columbia mining district covering an area of approximately 200 square kilometres.

	March 31, 2005	December 31, 2004

Getty Northwest mineral rights, acquisition costs	$33,210	$33,210
Exploration and development costs	8,332	6,759
	41,542	39,969

Getty Central mineral rights, acquisition costs	111,846	111,846
Exploration and development costs	62	50
	111,908	111,896

Getty North mineral rights, acquisition costs	352,398	352,398
Exploration and development costs	1,255,375	968,680
	1,607,773	1,321,078

Getty South mineral rights, 50% interest, acquisition costs	1,069,134	1,069,134
Exploration and development costs	3,688	3,651
	1,072,822	1,072,785

Getty Southwest mineral rights, acquisition costs	113,883	113,883
Exploration and development costs	1,015	823
	114,898	114,706

	$2,948,943	$2,660,434

Historical and current exploration costs are comprised of:

	March 31, 2005	Dec. 31, 2004

Assay	$555,476	$540,235
Drilling	4,715,326	4,594,299
Environmental	254,454	254,454
Feasibility study	166,709	166,709
Geology	2,882,799	2,766,245
Metallurgy	320,914	317,610
Other	1,887,637	1,855,254
Provision for impairment of deferred costs	(9,514,843)	(9,514,843)

	$1,268,472	$979,963

Property, building and equipment amortization included in exploration costs during the three months ending March 31, 2005 amounted to $1,935 (2004 - $2,272).

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”) under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000, the Company agreeing to pay 100% of the costs to place the Getty South mineral rights into production, and a 1-1/2% net smelter royalty in favour of Robak.  This acquisition agreement is now the subject of a disclosure statement by the Company.

 In December 2004 Highland Valley Copper terminated its participation in a joint venture signed December 19, 2003.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  With the flow though financing obtained in December 2003, funds are available to proceed with the exploration work on the Getty North rights.  Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

In December 2003, the Company entered into an agreement in principle with Genco Resources Ltd. to purchase from Genco, subject to a Net Smelter Returns Royalty, nine crown granted mineral rights, known as the “Transvaal Rights” located in the Kamloops Mining District of British Columbia.  The purchase price of $275,000 CDN was to be payable in common shares of the Company with a value of $0.60 CDN per share, based on an independent fairness opinion which has yet to be accepted by the TSE Venture Exchange.

The Getty mineral rights are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the Company.

4.

Property, building and equipment

	March 31, 2005
		Accumulated
	Cost .	Amortization	Net .

Automotive equipment	$29,318	$27,863	$1,455
Computer equipment	95,859	90,975	4,884
Computer software	74,359	74,359	--
Office equipment	72,062	59,919	12,143
Portable buildings	12,112	11,727	385
Building	178,124	48,362	129,762
Land	22,322	--	22,322

	$484,156	$313,205	$170,951
	December 31, 2004
		Accumulated
	Cost .	Amortization	Net .

Automotive equipment	$29,318	$27,745	$1,573
Computer equipment	95,859	90,355	5,504
Computer software	74,359	74,359	--
Office equipment	72,062	59,280	12,782
Portable buildings	12,112	11,697	415
Building	178,124	47,051	131,073
Land	22,322	--	22,322
	$484,156	$310,487	$173,669

5.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2005	$1,495
2006	2,127
2007	92,921

$96,543

6.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	March 31, 2005	Dec. 31, 2004

Tax value of mineral rights in excess of book value	$1,780,000	$1,760,000
Tax value of capital assets in excess of book value	123,000	122,000

	1,903,000	1,882,000
Valuation allowance	(1,903,000)	(1,882,000)

	---	---

Net operating loss carryforwards	873,000	812,000
Valuation allowance	(873,000)	(812,000)

	---	---

Net future income tax assets	$ ---	$ ---

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	2005	2004

Statutory rate	37%	37%
Tax rate change	(2)	(2)
Unrecognized benefit of current year's losses	(35)	(35)

Effective rate of tax recovery	---	---

At March 31, 2005, the Company has approximately $2,452,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2005	$298,000
2006	236,000
2007	195,000
2008	188,000
2009	228,000
2010	295,000
2011	870,000
2012	142,000
$2,452,000

7.

Share capital

a) Authorized
Unlimited number of common shares
	Shares	Amount
b) Issued
Balance at December 31, 2003	27,593,657	$ 15,662,319

Shares issued for cash	4,400,000	1,100,000
Warrants exercised 750,000 @ $0.22	750,000	165,000
Share issue costs	--	(339,660)
Balance, December 31, 2004	32,743,657	$ 16,587,659
Sh Share Issue Costs		77,332
Balance, March 31, 2005	32,743,657	$ 16,510,327

•

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of one share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of two years at a price of $0.30 in the first year and $0.35 in the second year.  All securities issued pursuant to this private placement are subject to a four-month hold period until April 8, 2005.

•

Contributed Surplus in the amount of $4,206 (2004-$29,532) was recorded as a result of the Company recognizing stock option compensation expense.

•

The Company recorded $77,332 (2004-Nil) in share issue costs as the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability recorded on the issuance of flow-through shares.

•

On December 31, 2003, the Company closed a private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant is exercisable to purchase an additional flow-through share at a price of $0.75 per share until December 30, 2005.  In connection with this private placement, the Company issued 155,000 agent’s share purchase warrants exercisable at a price of $0.75 for a two year period.

Warrants outstanding at March 31, 2005:

Number of Warrants	Exercise Price	Expiry Date
1,550,000	0.75	December 30, 2005
155,000	0.75	December 30, 2005
4,400,000	0.25	December 7, 2006
6,105,000

c)

Stock options

Stock option activity for the period ending March 31, 2005:

	Number of Option	Weighted-Average Exercise Price	Expiry Date Range
Options outstanding at December 31, 2004	2,050,000	0.59	November 14, 2008

Cancelled	(1,100,000)	0.61	November 14, 2008
Options outstanding at March 31, 2005	950,000	0.58	November 14, 2008

During 2003, the Company granted 1,950,000 common share incentive options to directors and  employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18 month period following the date of grant.  Based upon the Black-Scholes option valuation model,

a risk-free market rate of 3% and a volatility of 7%, the estimated compensation cost related to the options ranted is approximately $100,000 of which $4,206 (2005 – $29,532) was recognized the quarter ended March 31, 2005.  (See note 10)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these assumptions an materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

8.

Commitments and contingencies

•

The Company is committed to make aggregate monthly payments of $3,000 to related parties for management fees and rent.

•

In August, 2004, advances totalling $157,680 were forwarded to a subcontractor without board approval.  Current management has been unsuccessful in their attempts to recover said funds, and the amount has been expensed in 2004 as development costs.

•

On January 10, 2005 a former director filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by him in defence of a lawsuit brought November 24, 2004 against him by Robak and another director. The Company filed a Defence to the claim insisting that the director is not entitled to indemnification, asserting that the director did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties he owed to the Company as a director.

9.

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	March 31, 2005	March 31, 2004

Exploration costs incurred	$Nil	$4,950
Accounts payable	$42,500	$215,998
Loan from Freeway Properties Inc.	$Nil	$66,621
Expenses
Interest	$Nil	$2,257
Management fees	$7,500	$7,500
Professional fees	$68,812	$6,521
Rent	$1,500	$1,500

These transactions are in the normal course of operations and are measured at fair value as determined by management.

10.  Subsequent events

In addition to items disclosed elsewhere in these notes, the following  has occurred during the period subsequent to March 31, 2005:

•

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement.

•

On April 15, 2005, the Company issued 1,900,000 incentive share options at $0.15 for the period April 15, 2005 to April 14, 2006: $0.20 for the period April 15, 2006 to April 14, 2007 and $0.25 for the period April 15, 2007 to April 14, 2008.

The Company reset the exercise price and reduced the term of 850,000 outstanding incentive share options to $0.15 for the period April 15, 2005 to April 14, 2006; $0.20 for the period April 15, 2006 to April 14, 2007 and $0.25 for the period April 15, 2007 to April 14, 2008, subject to regulatory and disinterested shareholder approval. Regulatory approval was received May 9, 2005. Disinterested shareholder approval is being requested at the Company’s annual general meeting which will be held on June 27, 2005.* On May 6, 2005 the Company announced that it has embarked on a metallurgy test program of it’s copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario.  The goal of the test program is to determine the leach parameters and optimum chemistry from leaching copper from Getty’s resource samples which have been forwarded to Lakefield.  The

10.  Subsequent events - continued

second part of the program is to confirm the solvent extraction electrowinning (SX-EW) parameters.  This is a precondition of the express corporate goal of putting the Company’s copper deposits into production. In anticipation of the test program confirming the efficacy of continuous vat leaching technology, the Company has entered a licence agreement with Innovat Limited of Ontario for use of Innovat’s proprietary Continuous Vat Leaching System.

•

On May 12,2005, the company completed a private placement of 1,335,000 units.  Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.20 in the first year and $0.25 in the second year.  All securities issued pursuant to this private placement are subject to a four-month hold period until August 12, 2005.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2005

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on its approximately 200 km2, Highland Valley, B.C. mineral property, which adjoins the large porphyry copper mining and milling operation of Highland Valley. The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mineable reserve exists in the Getty North Copper Deposit.”  Bateman recommended to the Company both limited pre-feasibility work and a full feasibility study.

"The Getty North deposit has pre NI 43-101 resource estimates (KHA Resource Modeling Inc. (1997)) of 6.67 million tonnes drill indicated at a 0.1% Cu cutoff grading  0.522% oxide copper and 27.56 million tonnes grading  0.41% sulphide copper.  Drill inferred resources are at a 0.1% copper cutoff, 3.27 million tonnes grading 0.149% oxide copper and 30.65 million tonnes grading 0.223% sulphide copper.   W.J. McMillan (2003) referring Bateman, 1998 stated “...the resource modeling performed by KHA is reasonable and was conducted in a manner generally accepted by the industry.”"

In December 2004 Highland Valley Copper terminated its option agreement with the Company after spending $1.2 million  on exploration, line cutting (220 km), IP (>150 km) and diamond drilling 5,030.2 meters.  Diamond drilling on the Getty West (3 holes), Cinder Hill (6 holes), Glossie (1 hole) and North Valley (8 holes) IP and geological targets.  No new additions to resources were made.  A detailed review is underway.  Future exploration is planned by the Company.

The Company announced that no significant mineralization was encountered in the drilling program carried out by the Company during 2004 to test a possible extension of the Getty North Deposit. The completed program, costing $971,547, included a 3.0 km by 2.6 km, 57 line km grid located in the same structural corridor and immediately north of the Getty North Deposit. A total Field Magnetic and Induced Polarization geophysical survey was carried out and B-horizon soil geochemistry is being evaluated.

Due to reduced commodity prices between 1998 and 2003, a lack of working capital, nominal exploration work was carried out by the Company.

The price of copper has significantly improved in 2004 as a result of increasing consumption and decreasing copper inventory.  Recent widely read business journals predict that metal prices in 2005 should continue at current levels due to simple supply and demand dynamics.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs, which include the Getty South.

In December 2004 Highland Valley Copper terminated its option agreement with the Company after spending $1.2 million  on exploration, line cutting (220 km), IP (>150 km) and diamond drilling 5,030.2 meters.  Diamond drilling on the Getty West (3 holes), Cinder Hill (6 holes), Glossie (1 hole) and North Valley (8 holes) IP and geological targets.  No new additions to resources were made.  A detailed review is underway.  Future exploration is planned by the Company.

The Company announced that no significant mineralization was encountered in the drilling program carried out by the Company during 2004 to test a possible extension of the Getty North Deposit. The completed program, costing $971,547, included a 3.0 km by 2.6 km, 57 line km grid located in the same structural corridor and immediately north of the Getty North Deposit. A total Field Magnetic and Induced Polarization geophysical survey was carried out and B-horizon soil geochemistry is being evaluated.

Increased exploration activity and legal costs will result in higher general and administrative expenses during 2005 and will increase the loss to be reported for that fiscal period.

On May 6, 2005 the Company announced that it has embarked on a metallurgy test program of it’s copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario.  The goal of the test program is to determine the leach parameters and optimum chemistry from leaching copper from Getty’s resource samples which have been forwarded to Lakefield.  The second part of the program is to confirm the solvent extraction electrowinning (SX-EW) parameters.  This is a precondition of the express corporate goal of  bringing the Company’s copper deposits into production, subject to positive feasibility study, regulatory approval and financing.

In anticipation of the test program confirming the efficacy of continuous vat leaching technology, the Company has entered a licence agreement with Innovat Limited of Ontario for use of Innovat’s proprietary Continuous Vat Leaching System.

The Company also announced the appointment of David A. Shaw, PhD to the board of directors.  Dr. Shaw is a structural geologist who has worked both in the technical and financial communities within the resource industry, including serving as Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver.

Results of Operations

The Company’s working capital decreased to $522,776 for the three months ending March 31, 2005 from $952,672 at December 31, 2004, the decrease of $429,896 in working capital can be attributed directly to expenditures paid during the quarter, of which approximately $288,500 was spent on exploration.  The Company has no source of income other than interest earned on funds held in a term deposits.  The total general and administrative expenditures for the three months ending March 31, 2005 has decreased to $71,022 compared to $82,960 March 31, 2004.  The decrease during the three months ending March 2005 is due to the Company recording $77,332 (2004-Nil) in share issue costs as the tax benefit given up on the issuance of flow-through shares.  However, actual general and administrative expenditures have increased, professional fees $110,754 (2004- $18,522) which includes $102,429 (March 2004 $7,120) for legal expenses and fees incurred by various law firms including $65,458 to John M Parks, Barrister & Solicitor, a related party and $12,058 to Shapray Cramer, both have been advising the Company legally on its issues related to the Getty South acquisition and various contracts which were signed by Dr. Vic Preto, the previous interim president and Robert Gardner, treasurer, but not approved by the Company’s board of directors.  Mr. Parks is also assisting the company in daily corporate matters.  Also, $20,817 has been paid to the law firm Stikeman and Elliot who have been retained by the Company to tax the Blake Cassels & Graydon account and to further review the appropriateness of Blake’s actions. The Blake Cassels & Graydon account was incurred by former directors of the Company and is being taxed under the provisions of the Legal Professions Act.  The professional fees also include $8,325 (2004- $6,932) accounting and $Nil (2004- $4,500) consulting fees.   During the three months ending March 31, 2005 travel expenses increased to $7,577  from $429 for 2004, in order to allow for out of province directors to attend the Company’s director meetings in person. The other administration expenses, ie office, telephone, transfer fees, etc are comparable to the previous period.   Rent is $7,781 lower than the three months ending March 31, 2004 due to the cancelling of the Vancouver office.  The other administration expenses, ie office, telephone, transfer fees, etc are comparable to the previous year end.   Interest charges decreased to $1,660 compared to $4,204 due to a reduction in current payables.

Summary of Quarterly Results

	March 31 2005	Dec. 31 2004	Sept. 30 2004	June 30, 2004	Mar 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Revenue	$70,461	$2,243	$25,648	$ 18,336	$ 8,552	$ 3,322	$ 2,640	$ 2,046
Loss before Extraordinary items	$70,461	$646,584	$260,713	$359,605	$ 82,399	$308,276	$207,849	$155,253
Net loss	$70,461	$646,584	$260,713	$359,605	$ 82,399	$403,231	$271,63	$211,024
Loss per share	$ 0.0022	$0.0197	$0.0092	$0.0130	$0.0030	$0.0146	$0.0114	$0.0093
Loss per share diluted	$ 0.0018	$0.0158	$0.0080	$0.0111	$0.0026	$0.0126	$0.0108	$0.0084

Total Commitments

less than a year

1-3 years

Rent

$ 1,500

$ 1,500

Management Fees

$ 7,500

$ 7,500

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

During the three months ending March 31, 2005 the Company had 850,000 vested common share incentive options to directors and employees exercisable at $0.61 per share and 100,000 incentive share options at $0.30 to November 14, 2008.  Based upon the Black-Scholes option valuation model, and a risk-free market rate of 3% and volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $4,206 (March 2004-$29,532) was recognized during the period.   During May 2005, the Company received approval from the TSX Venture Exchange to re-set the price of 850,000 stock incentive options from $0.61 to an exercise price of $0.15 for the period April 15, 2005 to April 14, 2006, $0.20 for the period April 15, 2006 to April 14, 2007 and $0.25 for the period April 15, 2007 to April 14, 2008.  This price re-set is subject to shareholder approval at the Company’s next Annual General Meeting to be held June 27, 2005.   During April 2005, the Company granted an additional 1,900,000 vested incentive stock options at an exercise price of $0.15 for the period April 15, 2005 to April 14, 2006, $0.20 for the period April 15, 2006 to April 14, 2007 and $0.25 for the period April 15, 2007 to April 14, 2008.

As of February 24, 2005, a total of 1,100,000 stock incentive options were cancelled.

As of April 15, 2005, 2,850,000 incentive share options were granted and 439,231 incentive share options remain reserved for issuance under the Company's share option plan.  As of the date of this report no options have been exercised.

Financing Activities

On December 31, 2003, the Company closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit.  Each Flow-Through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of 1 share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.30 in the first year and $0.35 in the second year.  All securities issued pursuant to this private placement are subject to a four-month hold period until April 8, 2005.

During the year ended December 31, 2004, 750,000 warrants were exercised at $0.22, resulting in 750,000 common shares issued for $165,000.  These warrants from the 2002 private placement were due to expire on September 24, 2004.  No further warrants remain outstanding at $0.22.

On May 12, 2005, the Company closed a private placement of 1,335,000 units at $0.15.  Each Unit comprises one share valued at $0.15 and one warrant to purchase one common at a price of $0.20 for the first year and $0.25 for the second year. All securities issued pursuant to this private placement are subject to a four-month hold period until August 12, 2005.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2004 funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the quarter ended March 31, 2005, the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

For the three months ending March 31, 2005, Cinnamon Jang Willoughby & Company, a professional accounting firm to which director Don Willoughby, FCA is associated billed the Company $7,812 in accounting fees related to tax filings, and quarterly report review and other professional accounting related matters John Parks, Solicitor, Corporate Secretary and director of the Company billed the company $65,468 for legal fees relating to the Getty South transaction and is assisting the company in its investigation of commitments that were entered into by Dr. Vittorio Preto, P.Eng, the Company’s former interim president and Robert Gardner QC., former treasurer, without board approval. Mr. Parks is also assisting the Company on daily corporate matters.

Outstanding share data

As of March 31, 2005, there were 32,743,657 common shares outstanding.  In addition, there were 950,000 outstanding incentive stock options with an exercise prices ranging from $ 0.30 to $0.61.  Share purchase warrants outstanding totalled 6,105,0000 exercisable at price from $0.30 to $0.75.  As of May 12, 2005 there were 34,078,657 common share outstanding and 2,850,000 incentive stock options, share purchase warrants outstanding totalled 7,440,000 with prices ranging from $0.20 to $0.75.

Additional Disclosure

In 2002, directors of the Company requested that Robak Industries Ltd. (“Robak”), a company controlled by director John Lepinski, agree to supersede an existing 1995 option granted by Robak which required the Company to spend $5M in order for it to earn a 50% interest in the Getty South. This request was made because the Company was about to lose its interest in Getty South due to an inability to fund the required expenditures.  Accordingly an agreement was reached for Robak to sell a 50% interest in Getty South and some nearby claims owned by Robak for 6 million shares valued at $0.20 each. A valuation was obtained from Ross Glanville (“Glanville”) and publicly filed (at www.sedar.com February 13th, 2003) which put a  value of $2.5M on 50% of Getty South and $500K on the other claims included in the deal. To resolve potential conflicts of interest that would be inherent in an on-going 50:50 joint venture, Robak agreed to transfer control of its 50% of Getty South to Getty on the basis that Getty would not request any contributions from Robak for exploration and development costs (that is Robak would be “carried”). The carried interest agreement provided that Getty was to recoup 100% of any carried costs (plus interest thereon) from 80% of production income from any commercial mining operations that developed on Getty South. The determination as to when or whether to make any expenditures or commence mining was solely that of Getty. Shareholders approved the transaction be an overwhelming majority in a December 2002 general meeting (information filed at SEDAR, November 13, 2002).

In 2004, certain former directors, including certain of whom are close business associates of large shareholders who had attended the shareholders meeting and voted for the transaction, requested a legal review of the transaction because Glanville subsequently advised them that he believed that at the time he prepared his 2002 valuation he had not been provided with a 1997 geological report on the Getty South which report in Glanville’s view raised questions about the certainty of the inferred copper resource on Getty South and, as well, Glanville was unaware of the agreement as to the terms of the carried interest both of which factors caused him to be of the view that the value of the 50% portion purchased by the Company was actually significantly lower than estimated in his original report. The Company consulted independent geologists and legal counsel who wrote the Board and regulatory authorities letters confirming that in their view Glanville was mistaken. The former directors also complained to regulatory and law enforcement agencies causing an on-going investigation into the transaction that has resulted in significant uncertainty for Robak, the Company and others. The outcome of this investigation is not resolved as of the date hereof.

The complaining directors resigned from the board upon Robak and Mr Lepinski commencing a legal action against them in connection with their actions. The Board subsequently formed a committee of the whole (excluding John Lepinski), as an independent review committee, to further review the matter, to propose a course of action for the Board. Robak has advised the Company that it agrees with the interpretation of the carried clause assumed by the Company and not with the more advantageous to Robak interpretation utilized by Glanville in his 2004 report, and Robak has further agreed to a clarifying amendment. To date, the Board has seen nothing, which would suggest the Getty South acquisition, should be rescinded. Any recommendation will be subject to Robak’s agreement and Robak has retained its own counsel in the matter. The Board believes the report of the independent committee will be received in the summer of 2005.

The Transvaal mineral claims were conditionally acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The Company had a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once this condition was met, the Company and Genco Resources Inc. were to enter into a joint venture. The Genco agreement expired on December 31, 2003, without the Company meeting its commitments. The Company then entered into an agreement to acquire 100% of the Transvaal claims from Genco for a purchase price of $275,000 to be paid by issuing the Company shares at a price of $0.60 per share (458,333 shares).  This transaction is awaiting TSX Venture Exchange approval.

On January 10, 2005 former director Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner and others.  The Company filed a defence to the claim refuting Mr. Gardner’s claim for indemnification as the Company does not believe he is entitled to it under corporate law, asserting that Gardner did not act in good faith with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties he owed to the Company as a director.

On January 24, 2005 Vanguard Shareholder Solutions Inc. initiated a lawsuit against the Company claiming $23,041.27 for Investor Services allegedly performed between June 22 and September 30, 2004. After the Company advised counsel for Vanguard that the alleged services were never authorized by the Company nor by the TSX Venture Exchange, Vanguard discontinued the lawsuit on March 1, 2005.

On January 26, 2005, the Company caused its counsel, Stikeman Elliott, to initiate an action in the BC Supreme Court taxing the account of Blake Cassels & Graydon. The hearing for the taxation has been scheduled for the fall of 2005.

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I,

John Parks, Corporate Secretary, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of GETTY COPPER INC. (the issuer) for the quarter ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 27, 2005.

“John Parks”

Signature

Corporate Secretary

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I,

Donald Willoughby FCA, CFO, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of GETTY COPPER INC. (the issuer) for the quarter ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 27, 2005.

“Don Willoughby”

Signature

Chief Financial Officer

Getty Copper Inc.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2005

May 30, 2005 – Coquitlam, B.C. –Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”), announces the financial results for the Company’s 1st Quarter ending March 31, 2005.

For the three months ending March 31, 2005, the Company’s Net loss for the period is $11,938 less than the three months ending March 31, 2004 due to the recording of $77,332 (2004-Nil) in share issue costs as the tax benefit given up on the issuance of flow-through shares. The income statement reflects this recovery and the benefit is charged to cost of shares issued. However, actual general and administration expenditures have increased for the three months ending March 31, 2005,with respect to  professional fees $110,754 (March 2004;  $18,522) which includes $102,429 (March 2004 - $7,102) for legal expenses and fees incurred by various law firms including, $65,458 which was paid to John M Parks, Barrister & Solicitor, a related party who has also been advising the Company legally on its issues related to the Getty South acquisition and daily corporate matters.     During the period the Company recorded a stock option compensation of $4,206, (March 2004-$29,532) which the Company records when stock  incentive options are issued to employees in accordance with the vesting terms.

Financial and Operating Highlights (Unaudited), provided by management

Three months ended March 31,
	2005	2004
Total Revenue	$ 561	$ 561
Expenses	$ 153,317	$ 90,951
Interest Earned	$ 4,963	$ 7, 991
Future Income Tax Recovery	$ 77,332	$ Nil
(Net Loss)	$ 70,461	$ 82,399

Condensed Balance Sheets (Unaudited)
As at,	March 31, 2005	December 31, 2004	% change
Assets	$ 4,003,358	$ 4,402,135	(9.05%)
Liabilities	$ 455,218	$ 710,408	(35.92%)
Shareholders’ Equity	$ 3,548,140	$ 3,691,727	(3.89%)

On Behalf of

Getty Copper Inc. [TSX-V: GTC]

Getty Copper Inc.

1000 Austin Avenue

Coquitlam, British Columbia

Don Willoughby

Canada, V3K 3P1

Contact: Don Willoughby

Chief Finance Officer

Phone:

(604) 931-32321 Fax:  (604) 931-2814

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Telephone:  604-931-3231

Item 2

Date of Material Change

May 6, 2005

Item 3

News Release

The news release was disseminated on May 6, 2005 through Market News Wire and Stockwatch.

Item 4

Summary of Material Change

Change to the Board of Directors.

Item 5

Full Description of Material Change

David A Shaw, Ph.D appointed to the board of directors

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information contact:

JOHN M. PARKS,

CORPORATE SECRETARY

604-649-0331

Item 9

Date of Report

May 30, 2005